Exhibit 99.1

CorpBanca and Banco Itaú Chile announce the appointment of senior management for Itaú CorpBanca

Santiago, Chile, November 23, 2015. CORPBANCA (NYSE:BCA; BCS: CORPBANCA) and Banco Itaú Chile announced today the senior management structure for the merged bank, Itaú CorpBanca. The new management structure is oriented towards enhancing both banks' main lines of business, ensuring efficiency and fostering integrated risk management. The new structure was built based on the commercial elements of both banks and is aligned with local industry's best practices, in order to boost the growth of the merged bank. The document is also available on the company's corporate website at www.corpbanca.cl both in English and Spanish.

The new Management Committee, comprised by a team of Corporate Managers, will report directly to Milton Maluhy Filho, Itaú CorpBanca's Chief Executive Officer. This new Management Committee will be responsible to lead this important project as from "Legal Day One" and will be comprised of:

•	Wholesale Banking: José Francisco Sánchez
•	Retail Banking: Víctor Orellana
•	Treasury: Pedro Silva
•	Marketing, Products, Digital Channels and Franchises: Rogério Braga
•	Risk Management: José Valencia
•	Human Resources: Alberto Lungenstrass
•	Chief Financial Officer: Gabriel Moura
•	Operations & Technology: Luis Rodrigues
•	Legal & Compliance: Cristián Canales

José Manuel Mena will lead the Audit division, as Corporate Manager, who shall report to the Audit Committee which in turn, shall report to Itaú CorpBanca's board of directors.

Jaime Munita will be the head of Itaú CorpBanca Colombia, entity that will remain as a subsidiary of Itaú CorpBanca, and shall report to Itaú CorpBanca Colombia's board of directors.

"We are convinced that this management team will implement an energetic, transparent and consistently meritocratic leadership. The great challenge of this group of leaders will be to lead their teams towards accomplishing the ambitious goals we have set for the new bank, generating from now on, shared value for our clients, collaborators, shareholders and to our community."- Said in an internal joint statement Ricardo Villela Marino and Jorge Andrés Saieh, chairman of Banco Itaú Chile and CorpBanca, respectively.

About CorpBanca

CORPBANCA (NYSE:BCA; BCS: CORPBANCA) is Chile's oldest operating private bank founded in 1871. Based in Chile, CorpBanca also participates in Colombia and Panama. It also has a branch in New York and a representative office in Madrid. Its total consolidated assets are US$30.0 billion approximately and the equity totaled US$2.1 billion. Focused on large and medium companies and individuals, CorpBanca offers universal bank products. Its remarkable performance in the past 18 years has allowed consolidating CorpBanca as the fourth largest private bank in Chile. In 2012 CorpBanca started the process of regionalization with the acquisition of two banks in Colombia, becoming the first Chilean bank to have banking subsidiaries abroad.

As of September 30, 2015, according to the Chilean Superintendency of Banks, CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 7.2% market share.

As of August 31, 2015, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the sixth largest bank in Colombia in terms of total assets and in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. At the same date, its market share by loans remained quite stable at 6.2%.

CORPBANCA CONTACT
Investor Relations, CorpBanca
Santiago, Chile
Phone: +56 (2) 2660-2555
IR@corpbanca.cl